QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

THE GENLYTE GROUP INCORPORATED
(Name of Subject Company)

THE GENLYTE GROUP INCORPORATED
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,
and
ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
(Title of Class of Securities)

372302109
(CUSIP Number of Class of Securities)

Daniel R. Fuller
Vice President and General Counsel
The Genlyte Group Incorporated
10350 Ormsby Park Place, Suite 601
Louisville, KY 40223
(502) 420-9500

With a Copy to:

John P. Tamisiea
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
(312) 984-7657

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 30, 2007 (the "Schedule 14D-9") with the Securities and Exchange Commission (the "SEC") by The Genlyte Group Incorporated, a Delaware corporation ("Genlyte" or the "Company"), relating to the offer by Golf Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Genlyte (the "Common Shares"), including, if any, the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 13, 1999, between Genlyte and The Bank of New York (such rights together with the Common Shares, the "Shares") at a purchase price of $95.50 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2007 and the related Letter of Transmittal.

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 9. Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(H)	Letter to Participants in the Genlyte Thomas Retirement Savings and Investment Plan and/or the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees, dated December 11, 2007 (filed herewith).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE GENLYTE GROUP INCORPORATED
	By:	/s/ LARRY K. POWERS Name: Larry K. Powers Title: Chairman, President and Chief Executive Officer
Dated: December 11, 2007

QuickLinks

SIGNATURE